Date: May 25, 2015

To:	All Canadian Securities Regulatory Authorities

NASDAQ

Subject: SMART Technologies Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	June 19, 2015
Record Date for Voting (if applicable) :	June 19, 2015
Beneficial Ownership Determination Date :	June 19, 2015
Meeting Date :	August 06, 2015
Meeting Location (if available) :	Calgary, AB

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	83172R108	CA83172R1082

Sincerely,

Computershare

Agent for SMART Technologies Inc.